FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Reports Second Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

Micrologix Reports Second Quarter Results

Vancouver, CANADA, December 12, 2001 - Micrologix Biotech Inc. today reported financial results for the second quarter ended October 31, 2001 and provided an update on its clinical programs.

Second Quarter Summary & Update (all figures in Canadian dollars)

* Ended quarter with $47.9 million cash, cash equivalents and short-term investments ($55.8 million at April 30, 2001).

* Loss for quarter $4.6 million ($0.12 per share) bringing year to date six month loss to $9.2 million ($0.24 per share).  Corresponding figures for the same periods in 2000 were losses of  $2.8 million ($0.07 per share) and $4.6 million ($0.12 per share), respectively.

* Enrollment in the U.S. Phase III clinical trial of MBI 226 for the prevention of central venous catheter-related bloodstream infections is approximately 750 patients currently. There are 20 sites enrolling patients, with one site having reached full enrollment.    The Company's plan has been to enroll between 1000 to 1500 patients in this trial.  A determination of the final enrollment target is expected to be completed in the next 60 days.

* Released positive preliminary results from the Phase II trial of MBI 594AN for treatment of acne.  The results proved the anti-acne properties of the drug candidate by showing a marked reduction in acne lesions for patients treated with 594AN compared with the placebo.

* Dr. Jim DeMesa, our new President and CEO started on October 1, 2001.  David Scott appointed Chairman of the Board of Directors succeeding William J. (Bud) Foran, who remains a director.

"We have achieved some good progress with our two clinical drug candidates," said Dr. Jim DeMesa.  "We are taking a strategic and prudent approach to clinical development in order to maximize our chance of success and reduce business risk. Our strategy also includes expanding the company's product pipeline and augmenting our management and scientific team."

Selected Financial Highlights (Canadian dollars) (1)

Balance Sheets
	October 31, 2001	April 30, 2001
ASSETS
Cash and cash equivalents	$ 915,200	$ 9,952,737
Short-term investments(2)	47,038,047	45,839,031
Other current assets	542,728	405,944
Total current assets	$48,495,975	$56,197,712
Capital assets	1,533,572	1,598,784
Intangible assets	1,853,212	1,752,666
Total assets	$51,882,759	$59,549,162

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities			$ 5,912,702	$ 4,523,321
Shareholders' equity			45,970,057	55,025,841
Total liabilities and shareholders' equity			$51,882,759	$59,549,162

Statements of Loss and Deficit	Three months ended October 31		Six months ended October 31
	2001	2000	2001	2000

Revenue
Interest income	$596,891	$872,835	$1,263,026	$1,663,247

Expenses
Research and development	4,098,213	2,903,160	8,469,597	4,780,134
General and corporate	1,075,121	781,362	1,983,213	1,447,566
	$5,173,334	$3,684,522	$10,452,810	$6,227,700

Loss per common share	$(4,576,443)	$(2,811,687)	$(9,189,784)	$(4,564,453)

Deficit, beginning of period	(45,922,747)	(31,353,466)	(41,309,406)	(29,600,700)
Deficit, end of period	$(50,499,190)	$(34,165,153)	$(50,499,190)	$(34,165,153)
Loss per common share(3)	$(0.12)	$(0.07)	$(0.24)	$(0.12)
Weighted average number of common shares outstanding(3)	38,287,287	38,135,370	38,237,287	36,329,704

1 Condensed from the Company's unaudited financial statements.
2 Short-term investments represent investments in highly liquid interest bearing financial instruments with a maturity date at the time of purchase greater than three months.
3 Loss per share is based on the weighted average number of common shares outstanding during the period excluding the Company's escrow shares. Since the Company's escrow shares, underwriter options and stock options are anti-dilutive, fully diluted loss per common share has not been presented.

The increased loss for the quarter and year to date compared to the previous year is principally attributable to the increase in research and development expenses associated with the Phase III clinical trial of MBI 226 initiated in September 2000 and related activities. Research and development expenses increased 41% for the quarter to $4.1 million ($2.9 million in 2000) and are up 77% to $8.5 million on a year to date basis ($4.8 million in 2000). General and corporate expenses for the quarter and on a year to date basis have increased 37% to $1.1 million and $2.0 million, respectively. Interest income has declined as a result of lower average cash balances available for investment and also declining interest rates. Expenditures for capital and intangible assets were $0.2 million for the quarter ($0.5 million in 2000) and $0.4 million year to date ($0.9 million in 2000). There are currently 39,474,059 common shares (October 31, 2001: 39,474,059) issued and outstanding.

About Micrologix
Micrologix Biotech Inc. is a biotechnology company engaged in the research, development and commercialization of innovative drugs to treat or prevent various infectious diseases. The Company's current portfolio of anti-infective drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II). The Company's common shares are included in the TSE 300 Composite Index.

Conference Call
Investors, analysts and the media are invited to participate in a conference call today at 11:00 a.m. EST (8:00 a.m. PST) to discuss this announcement. Please telephone 1-888-571-5411 (U.S. and Canada) or (416) 646-3097 (Toronto area callers). Please quote reservation number 158119. The call will also be Web cast at www.mbiotech.com.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.